INVEST IN **THISWAY GLOBAL**

Google Accelerated Startup for Diversity Sourcing & Matching in Job Market

PITCH VIDEO   INVESTOR PANEL



Indirect Applicants
136
Previous Applicants
46
Qualified Applicants
37
thisway
Ai4JOBS
"ThisWay Global solves the problem of inherent bias in the workplace."
-Matthew Ketterman
Entrepreneur

LEAD INVESTOR

Broadshade Investments LLC Scott Catto, Investor, Broadshade Investments

We were first attracted to This Way Global because of their focus on solving the problem of bias in the recruitment process, as well as the tenacity and dedication of their team, led by Angela. Over the last few months, This Way has achieved incredible traction, with recognition and partnerships from some major companies, as well as significant growth in their customer base. We are excited to continue to be part of This Way's journey. Scott Catto, Investor, Broadshade Investments

Invested $25,000 this round & $105,000 previously

thiswayglobal.com   Austin TX

Software · Technology · B2B · Social Impact · Female Founder

Highlights

1. $7M raised. Accelerated by Google. Backed by Amazon. Team with multiple exits.
2. Artificial intelligence technology serving over 4000 companies.
3. $160B annual market in the US alone.
4. Led by award-winning Founder & CEO, Angela Hood, Alumni Founder from University of Cambridge

3. $160B annual market in the US alone.
4. Led by award-winning Founder & CEO, Angela Hood, Alumni Founder from University of Cambridge

5. Named HR Tech Innovation of the Year featured in Yahoo! Finance

Our Team

Angela Hood Founder/CEO

International Entrepreneur of the Year (Top 5 Finalist), incubated at ideaSpace - University of Cambridge. International keynote speaker and thought leader on unbiased technology, ethical use of artificial intelligence and ROI of diversity.

There are +500 bias' that keep qualified people from jobs. Our tech removes bias against ethnicity, gender, LGBTQ, age, veteran status and more. I lead a diverse team that's passionate about solving a problem we have all experienced. Invest and know you helped people, companies and economies as we put the workforce back together again.



Alex Shmelev   Chief Technology Officer

Walt Disney Architect, Drugstore.com VP of Pharmacy Technology Systems (acquired by Walgreens), Senior Engineer at one of the fastest growing fin-tech companies, Nerd Wallet. Leading enterprise technologist for over 25 years.



Justin Hood   COO

Flew F/A-18's for the United States Marine Corps for 20 years, retiring as a LtCol. Leads defense contractor engagements. Now happily "herding the cats" for ThisWay Global.



Victoria Leigh   Salesforce Admin

Victoria was a Product Owner for her first year with ThisWay. In 2019 she became a Salesforce Admin and leads implementation of our Salesforce integrations. Coordinates candidate outreach with LGBTQ community.



Ben Cohen   Enterprise Advisor

Experienced tech executive with 20+ years experience helping companies from startups to the Fortune 500 drive sustained growth and surpass customer expectations. Strategic thinker and motivated leader with proven history of operational execution.



Bill Fanning   Chief Revenue Officer

More than 20 years in the HR tech industry with experience growing company revenue from $2mil to over $23mil in just 18 months.



Rob Arndt   Head of Enterprise Sales

More than 20 years in the HR tech industry with sales relationships at Fortune 500 companies and expertise with closing 7 figure, multi-year deals.



Jon Schroeder   Media Specialist

Experienced marketing technologist with expertise in Google, Facebook, and programatic outreach for REG CF and REG D funding for high growth companies.



Louis Bevilacqua   CF Legal Counsel



Xiaofan Zhang   CF Legal Counsel

Invest in ThisWay ThisWay is a Google StartUp, with backing from Amazon, and one of the fastest growing tech startups. Onboarding over 4000+ companies

that want increased fairness and diversity.





Job Applicants Ranked & Scored in Seconds Without Bias

Ai4JOBS
Product Suite
Powered by thisway

As Featured In...

FAST COMPANY · EYECARE PARTNERS LLC · WORKology · Quora · virtana · salesforce · UNIVERSITY OF CAMBRIDGE · Women in IT AWARDS · women 2.0 · StaffBot · WBENC · TotalMed · MINUTES

ThisWay Global helps recruiters find talented, diverse applicants by removing 500 biases from the candidate matching process. In seconds, our fully integrable platform matches all candidates to all jobs and ranks applicants according to the best fit.



ThisWay's commitment to bias removal is a massive differentiator for our global customer base and their matching technology is

far superior.

Co-founder, Spin-Out for Deloitte

How It Works

Without ThisWay, unconscious bias from recruiters and hiring managers can cause qualified candidates to be overlooked. Many of our customers find that up to 38% of candidates have been incorrectly disqualified.

Our tech helps people succeed and do their jobs better and more easily.


Gender Bias
Affinity Bias
Education:
University:
Experience:
Halo Effect
Company:
Attribution Bias
Accomplishments

Our matching engine ingests any job through API integration or manual upload, and analyzes all applicant resumes, regardless of source, job type, or applicant volume.

An API is a bit like a connector for different tech platforms.

And we have developed code for over 400 API's so we can easily connect to our customers.


LinkedIn
CAREERBUILDER
SimplyHired
indeed
Dice



Our natural language processor (NLP) removes any subtle bias that exist in job descriptions.

This has been shown to attract a much more diverse group of qualified applicants.



ThisWay automatically eliminates data that would otherwise contribute to unconscious bias such as name, gender, place of education, or other demographic-related information. Candidates' entire work history, skills, and qualifications are analyzed to reveal the most qualified.





Features That Put Our Matching Above The Rest

Our unbiased matching **engine** is easy-to-use and benefits hiring managers, recruiters, and job seekers.



Simple to Use

Access real-time matching inside your ATS/CRM or login to our platform.



Return-On-Investment

Our tech ranks new applicants & previous applicants, instantly saving time & money.



Enriched Profiles

See enriched information that helps you fill jobs faster.



Skills Analysis

See beyond job titles. Matches are based on skills and what the person can do for a company.

Why ThisWay Global?

While many companies embrace AI in recruitment, most do so in suboptimal ways which introduce bias.

ThisWay Global set out to solve this problem over a decade ago, developing the matching **engine** so companies can identify qualified candidates quicker and benefit from a diverse workforce.

As unemployment and awareness of the need for diversity increases, ThisWay Global is uniquely positioned to make an impact at a key turning point in history.



- There are over **30 million** unemployed people, just in the US.

- We lost a **decade** of job growth in just **45 days**.

- Our **15.5 trillion** matching events provide us with key insight on how to remove over **500 biases**



that hurt people and companies.

- Consumers are **holding companies accountable** on bias & diversity.

Benefits Of A Diverse Workplace

As a recruitment tool, it's probably no surprise that we're passionate about having our own diverse team of people, ideas, and experiences. We're committed to providing companies with a diverse workforce because we know the benefits firsthand.



We're Growing Fast

After being awarded the coveted Innovation of the Year Award at HR Tech Conference in Las Vegas, we were able to quickly establish market awareness—contributing to a sales pipeline of over $29 million.

Our Pipeline Includes:

accenture   access   ACT•1Group   ADIENT   ADM   AIG   AMERICAN EXPRESS   Apple   AstraZeneca

avis budget group   AVON   BANK OF AMERICA   BARCLAYS   BAYER   Barilla   bdc   BNY MELLON



To date, we have achieved:





With this traction at the helm, we're projecting an ARR of $28M by the end of 2022. [Disclaimer: Projections are not guaranteed].

We're Here to Help

ThisWay is comprised of three core products:

ThisWay's platform serves direct customers, allowing them to quickly source and match qualified and diverse talent for their o0pen jobs.

The Ai4JOBS Product Suite is a library of over 650 API's (a set of functions and procedures allowing the creation of applications that access the features or data of an operating system, application, or other service) that enable HR tech partners to power their platform with our technology.

In addition to the Ai4JOBS Product Suite, we used funding from 2020 to create the first empathic Career Companion mobile app for job seekers. Through this mobile app we learned that jobseekers have been experiencing extraordinary stress as the job market works to recover in our post Covid-19 era.

The mobile applications are now in a redesign phase based on private learnings from the last 12 months. The new version of the applications will be released again following our partnership with Google and Google Developers.

- AI-enhanced emotional support
- Improved job matches
- Resume building assistance
- Support during these unprecedented economic times


The Career Companion Mobile App
Available on
Apple App Store
Google Play Store

The Market

ThisWay Global offers a unique value proposition in the $470B recruitment market. The time is ripe for disruption in this industry, and we have the traction to deliver that disruption.


Total Accessible Market:



$470B

Customers Love Us

One of the biggest keys to our success lies in our user experience. Here's what one customer has to say about using ThisWayGlobal:



Integration Is Key

From day one, we knew that ATS integrations would be key in getting our AI to as many businesses as possible. After identifying that 84% of the Fortune 500 uses Salesforce, we were able to launch our native Salesforce app—Ai4JOBS—via the Salesforce Accelerator program. This launch was incredibly challenging due to timing (we went live on the same day as the Coronavirus was announced!). But we still achieved nearly $300K in sales and a 5 out of 5 stars rating. We're also fully integrable with Salesforce and Greenhouse and Workday, with many more to follow due to our recent partnership with IBM.

Our Journey

In 1990 our founder, Angela Hood, was graduating from Texas A&M University during a recession. Much like today, there were far fewer open jobs than there were candidates.

As a female working in the construction science industry, Angela soon learned to use her initials AL, rather than her name Angela, on the top of her resume. By not identifying herself as a woman, she received responses from companies that had previously overlooked her application. It was then that her vision for ThisWay

Global was born.



2010

After being in a USMC military family for over 20 years, our founder sees bias against veterans first-hand and starts to research solutions.



2011

Gains insight and support from mentor/friend, Tech Stars MD - Amos Schwartzfarb and applies at Cambridge University in the UK.



2012 - 2016

Moves to Cambridge and works on R&D with the help of 7 countries, the US Air Force and over 150 people world-wide.



2017

Spends over a year trying to build unbiased algorithms. In December 2017, after 13 failures, 'unbiased matching' started working!



2018

Raises Pre-Seed round of funding from Angels and VCs to build ThisWay's artificial intelligence and machine learning platform.



2019

ThisWay begins working with recruiters to see how we can best help them. First enterprise-level integrations secured.



Oct, 2019

After only 3 months in the market, ThisWay's technology is selected as 'Innovation of the Year' at HR Tech in Las Vegas.




Attendees' Choice
Pitchfest Winner

Mar, 2020

ThisWay is selected for Salesforce Accelerator Partnership and launches in the Salesforce App Exchange. Rated five stars.



Mar, 2020

ThisWay creates the Career Companion app to provide 30+ million people with support on their new post-COVID 19 job journey.


Our tech is meaningful
and drives improved
outcomes for companies
and individuals of all kinds.
Culture
Veteran
DisAbility

Apr, 2020

Company growth is up 489% as demand for unbiased matching and increased diversity in new, post pandemic job market grows.



Apr, 2020

Improved interface finalized and released.

Jul, 2020

ThisWay leadership decides that a more, diverse and inclusive set of investors will benefit ThisWay and society. Launches on Wefunder!

In the Words of Our Investors...


Matt - Investor Testimonial
Watch later
Share


Watch on YouTube


Kevin TWG Investor Testimonial
Watch later
Share
Watch on YouTube


Kellcey Investor Testimonial
Watch later
Share
Watch on YouTube

Please Join Us On Our Journey!

We are passionate about this problem and our team is committed to building a great company that truly makes a difference. Importantly, we also want to open ourselves up to a broader range of investors through WeFunder. By increasing access to more investors, including those that are unaccredited, we can spread our solution to reach more people and more companies—generating improved job outcomes and greater return on investment for all involved.

Essentially...we want to remove bias from our own investment process!

Thank you! We look forward to having you on Team ThisWay!

Invest in ThisWay Global

Downloads

Ai4JOBS UserInterface.png